MicroMGx Inc

Nature holds the solutions to many of the world's biggest problems, but finding and using natural solutions can be hard. MicroMGx aims to make it easier than ever to learn from nature to create new chemical products for agriculture, pharmaceuticals, and more.



Invest

$99.54 minimum investment

DEADLINE: March 31, 2023

in 2 months

SHARE PRICE
$2.37

TOTAL RAISED
$46,765

VALUATION
$10,976,063

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

Our team has worked for years to create an efficient way to discover new chemistry, naturally made by microbes.

We believe that most of undiscovered compounds produced by microbes will be identified and made accessible to life science R&D organizations around the world, helping humans and enriching life.

We aim to scale our discovery platform to identify hundreds of new compounds within the next few years. We believe that this could give access to life science companies of all sizes to license and develop these new compounds into economically valuable and environmentally friendly products.

We envision licensing our natural products to companies such as:

- Agriculture: Valent, Bayer, FMC, UPL, Corteva, Syngenta, Sumitomo
- Animal Health: Elanco, BiomEdit, Zoetis, Boehringer Ingelheim
- Pharmaceutical: Roche, Janssen, Novartis, Merck, AstraZeneca,Pfizer

We plan to continue growing our collection of natural products so that our consumers may have access to new licenses year after year.

SUCCESS TO DATE

- Seven peer-reviewed publications identifying new molecules discovered using the MGx platform.
- Investigated/discovered new molecules for clients in the agriculture and animal health industries (Corteva, Valent, Elanco).
- $400k angel investment in 2020.
- License for MGX-1001, a promising new herbicide with the potential to be the first new mechanism of action broad spectrum herbicide in 35 years (US Provisional Patent Applications #63/075138 and #63/181,745, PCT Patent Application #PCT/US2021/048904).
- One of six finalists in the 2022 $1M Radicle Growth-UPL Challenge.
- Self-built library containing over 2500 isolated microbial strains.

PROBLEM

Over half of all small molecule medicines (e.g. penicillin, Lipitor) and many crop protection products (e.g. glufosinate) come from natural sources. Recent estimates suggest that 97% of all naturally produced chemicals remain undiscovered.

Many life science companies have abandoned their research and discovery platforms surrounding bacterial and fungal natural products because of low success rates and high costs. Classical discovery methods have provided diminishing returns due to the constant issue of rediscovering already known chemicals.

MicroMGx aims to change all that using the MGx discovery platform.

SOLUTION

The MGx platform technology discovers new chemistry by harnessing the power of the world's best chemists: microbes. Microbes have been creating and modifying chemicals to do specific tasks for over 4 billion years.

Our team has worked for 10 years to develop the optimal method for exploring and finding new naturally made chemicals.

The MGx platform integrates DNA sequencing, high-resolution mass spectrometry, and bioinformatics to discover microbes that produce new chemicals. Then, we aim to quickly test for what we are looking for – natural herbicides, cancer therapeutics, antibiotics, insecticides, and more. We hope to cut the cost and time of discovery of classical methods by approximately 1/100th, potentially allowing us to scale up our operation.


Genomes
Natural products produced
Relationships
Microbes
New Molecules
Genomics
Metabolomics
Bioinformatics

FREQUENTLY ASKED QUESTIONS

What does your company do?

We harness microbial chemistry to create more effective and sustainable products - such as crop protection and pharmaceutical products. More specifically, we isolate bacteria from soil samples and use our cutting edge technology to find new chemicals made by these bacteria. We then test, patent and aim to license them to large life science companies.

Why did you choose this idea?

We believe that nature holds the solutions to many of the world's problems. Unfortunately, many companies have shifted away from the R&D of natural products due to time and cost. Our team wanted to change that by creating a platform that could significantly reduce the time and cost of new molecule discovery while avoiding the issue of rediscovery.

In five years, where do you envision your company?

We envision MicroMGx as a lead discovery company for agriculture crop protection products, and our first sale may occur in 2023. Following that, we plan on doing the same in the pharmaceutical industry.

Why is your team uniquely qualified to solve this problem?

Our talented team has been focused on this problem from the beginning. Northwestern University Professors Neil Kelleher and Regan Thomson and University of Illinois at (U-C) Professor William Metcalf integrated their world-class research in mass spectrometry, organic synthesis, and genomics, respectively. Our CSO has been focused on optimizing large scale natural product discovery since 2010. Our CEO has been successfully leading teams and organizations for 4 decades, with both pharma and agriculture R&D experience. Our experienced Research Associates have been working with us for more than 2.5 years and are ready to be our leaders as we scale up. We have the science, the location, the network and an experienced and talented team.

BUSINESS MODEL

MicroMGx is a discovery and licensing company.

Our Process:

1. Discover new molecules made by microbes using the MGx discovery platform.
2. Test for bioactivity in targeted field/industry.
3. Patent the novel molecule and its applications.
4. License our new molecules to uniquely qualified life science companies looking to develop a new product.

Using the MGx platform, we aim to discover new molecules and hope to give the world access to natural medicines and agricultural products still waiting to be discovered.


We are a Discovery and Licensing company
Projected Revenue per License
Royalties
Milestone Payments
Up-front License Fee
We License it out
We match Client & Use
We patent new Chemical+Use
We find its value (Use)
We discover
NP Kinect/Cloud-based software
Obtain IP – Baker and Hostetler
Test for different uses/solutions
MGx Platform

Licensing would involve an upfront fee to MicroMGx, milestone payments once a customer successfully reaches a development milestone with our chemical, and then, once launched, royalties may flow back to MicroMGx.

MARKET


Our Market is B2B licensing to Life Science Companies
TAM
$133B
SAM
$44B
SOM
$440M
Global Life Sciences Licensing & Acquisition
Only Small Molecules and Natural Products
Plan to achieve 1% penetration – 5 years from investment

TAM=Total Addressable Market, SAM=Serviceable Available Market, SOM=Serviceable Obtainable Market

Our global market is every life science company, large or small, that wants to augment their R&D pipeline. For instance, a mid-sized pharmaceutical may want to license a novel anti-cancer compound from us because of its activity against brain cancer. This may increase their pipeline of new drugs and may supplement their anti-cancer effort. In 2019, Clarivate produced a report of discovery deals from which this diagram was developed.

PRESS

- **EIN Press Wire**
  The Radicle Carbon & Soil Challenge by UPL announces its finalists
- **BusinessWire**
  MicroMGx Platform to Support New Study Aimed at New Natural Product Discovery
- **MicroMGx**
  MicroMGx partners with Corteva Agriscience to Expand Use of Natural Products Discovery for Crop Protection
  MicroMGx announces research collaboration agreement with Elanco to investigate animal-health promoting microorganisms

TEAM



William Metcalf, PhD

Chairman/Co-Founder

The G. William Arends Professor in Molecular and Cellular Biology and Professor of Microbiology at the University of Illinois at Urbana-Champaign. His research focuses on the complex chemistry that bacteria perform, including the biogenesis of methane and specialized natural products. Prof. Metcalf advises MicroMGx on the use of comparative genomics to identify the regions of the bacterial genome that are responsible for specialized metabolism, and on the use of advanced genome sequencing technologies.



Neil L. Kelleher

Director/Co-Founder

Neil L. Kelleher is the Walter and Mary Elizabeth Glass Professor of Chemistry, Molecular Biosciences, and Medicine at Northwestern University. Neil's research focuses on the use of mass spectrometry for applications ranging from proteomics to natural products chemistry. Prof. Kelleher is also an experienced entrepreneur; he has founded three other companies, including the successful software company, Proteinaceous, and Integrated Protein Technologies which provides cutting-edge devices for protein sample preparation. Neil is a co-founder of MicroMgx and advises on business and technology development, especially the integration of mass spectrometry and informatics into MicroMGx's workflows.



Regan Thomson

Director/Co-Founder

A Professor of Chemistry at Northwestern University. His research pushes the boundaries of reaction design and applies it to drive the synthesis of complex biologically active molecules. As a Co-Founder and member MicroMGx's board of directors, his insight as a synthetic organic chemist will guide the development of synthetic natural product analogs with improved activity and selectivity. The role of chemical synthesis in the commercialization of natural products with therapeutic activity is especially important because of current intellectual property policy, which severely limits protections on materials and compounds derived directly from nature.



Jack M. Kloeber, PhD

CEO/CFO

Educated in the fields of Decision Analytics, Industrial Engineering, Simulation and Optimization. After teaching Mathematics at USMA, West Point, NY, and 6 years of Graduate level Operations Research at the Air Force Institute of Technology, he retired from the US Army as an LTC and joined Bristol-Myers Squibb as Head of Portfolio Management. He moved to Johnson & Johnson Pharmaceuticals and held the same position for 5 years. Jack became a partner/owner of a successful consulting company Kromite LLC, where he focused on R&D decision-making for 12 years. He joined MicroMGx as CEO bringing experience in running an analytics consulting company and working with executives in pharmaceuticals, government, and agriculture industries.



Anthony Goering, PhD
CSO/COO

Anthony is trained in the fields of natural product discovery and synthetic biology. He performed his graduate research in the laboratory of Professor Neil Kelleher as part of the collaborative team that created metabologenomics, which is now one of MicroMGx's core technologies. Anthony was employee #1 at MicroMGx. As the chief scientific officer of MicroMGx, he oversees the continued development of metabologenomics, as well as its application to guide and scale the discovery of new, bioactive natural products.



Rajmony Pannu, MD
Director

A practicing vascular specialist in Westerville, OH. He is one of a select few specialists in the country to have board certification in both vascular medicine and endovascular medicine. While an extremely talented physician, Raj is also an active entrepreneur and brings to the MicroMGx Board a keen entrepreneurial mind, combining successful risk-taking, business acumen, and a flair for healthcare marketing.

USE OF PROCEEDS

If the offering's maximum amount of $1,069,998 is raised:

Use	Value	% of Proceeds
Compensation for managers	$136,568	12.8%
Platform Costs	$600,000	56.1%
Testing MGX 1001	$150,000	14.0%
Rent	$36,000	3.4%
Structure Isolation	$60,000	5.6%
Additional Equipment	$35,000	3.3%
Intermediary fees	$52,430	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in MicroMGx, Inc., doing business as MicroMGx Inc. This offering must raise at least $10,000 by March 31, 2023 at 5:55pm ET. If this offering doesn't reach its *target*, then your money will be refunded. MicroMGx Inc may issue additional securities to raise up to $1,069,998, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

	5,082,726 shares
×	$2.37 per share
	$12,046,061 implied valuation

PITCH DECK

MicroMGx Inc Pitch Deck

FINANCIALS

MicroMGx Inc's official name is MicroMGx, Inc., so that's the name that appears in the statements below.

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on September 2, 2022
- Form C/A on October 27, 2022

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- Twitter

UPDATES

Jan 25, 2023 • MicroMGx is excited to announce that we have...

Nov 25, 2022 • As CEO of MicroMGx, I wanted to let our...

Oct 27, 2022 • Filed Form C/A

Oct 23, 2022 • We at MicroMGx are very happy and proud to...

Oct 13, 2022 • The leadership team at MicroMGx would like to...

Sep 22, 2022 • It is starting to get exciting! I have...

Sep 14, 2022 • We have just started on this 2 month journey to...

Sep 2, 2022 • Primary offering of 451,476 shares at $2.37

Sep 2, 2022 • Filed Form C

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